EXHIBIT 12.01

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(In thousands)	2007	2006	2005	2004	2003
Fixed charges
Interest expensed	$18,270	$7,838	$—	$—	$—
Amortization of premiums related to indebtedness	(61)	—
Amortization of discounts related to indebtedness	56	—
Capitalized expenses related to indebtedness	25,393	3,028
Estimate of interest within rental expense	2,185	2,482	1,760	1,386	2,006

Total fixed charges	$45,843	$13,348	$1,760	$1,386	$2,006

Earnings
+ Pretax (loss) income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	$(127,742)	$133,527	$267,413	$156,168	$(275,312)
+ Fixed charges	45,843	13,348	1,760	1,386	2,006
- Minority interest in pretax income of subsidiaries	3,840	2,875	4,702	2,618	474

Total earnings	$(85,739)	$144,000	$264,471	$154,936	$(273,780)

Earnings to fixed charges ratio	(1.9)	10.8	150.3	111.8	(136.5)